UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Triumphs in Agfa's Patent Lawsuit

  Agfa Patents Unenforceable Due to Inequitable Conduct
  Agfa Intentionally Withheld Material Information

Vancouver, BC, CANADA (August 26, 2004) - Creo Inc. (TSX: CRE; NASDAQ: CREO) announced today that the U.S. District Court for the District of Massachusetts has ruled that six Agfa patents for computer-to-plate (CTP) technology - which Agfa had asserted against Creo - are unenforceable due to acts of inequitable conduct. The ruling determined that Agfa failed to disclose known material information to the United States Patent and Trademark Office - with the intent to deceive.

Background to the Lawsuit

Agfa originally applied for and received patents on multi-cassette plate loaders for its CTP devices. In 2000, Agfa launched the lawsuit, claiming that the design of the Creo CTP autoloaders infringed on Agfa's patents. In defence, Creo asserted that the patents were unenforceable because Agfa intentionally deceived the United States Patent and Trademark Office (USPTO) when applying for and obtaining its patents.

The Court's Ruling

The Court ruled that Agfa's patent agents and engineers intentionally withheld material information and intentionally misrepresented the state of the prior art for multiple-cassette CTP systems. The ruling stated, "The inequitable conduct established by the evidence here was not incidental or sporadic, but thoroughgoing. It was not attributable to one or two rogue employees, but seems to have been consciously undertaken by the leading participants in the product development team in cooperation with the patent agents. What emerges is a corporate intention to obtain patent rights that the participants knew or feared could not be obtained if the USPTO were given the full knowledge of the existing prior art and similar industry information."

The Court also ruled that this is an exceptional case, meaning that Creo is entitled to recover a portion of the attorneys' fees and expenditures associated with proving inequitable conduct by Agfa.

"We are extremely pleased with this ruling as it supports what Creo has maintained all along. Agfa's patents would never have been issued had Agfa told the Patent Office the complete facts on the development of automated CTP technology. This is a victory for the entire industry as we have now eliminated these Agfa patents from the competitive landscape," said Amos Michelson, chief executive officer, Creo.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm	Robin Toor
Media Relations (Headquarters)	Investor Relations
T. +1.604.676.4526	T. +1.604.451.2700
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: August 30, 2004